Exhibit (a)(1)(C)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
MAXPOINT INTERACTIVE, INC.
a Delaware corporation
at
$13.86 NET PER SHARE
Pursuant to the Offer to Purchase dated September 11, 2017
by
MERCURY MERGER SUB, INC.
a wholly owned subsidiary of
HARLAND CLARKE HOLDINGS CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

September 11, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Mercury Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (which we refer to as “Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.00005 per share (which we refer to as “Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (which we refer to as “MaxPoint”), at a purchase price of $13.86 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017 (what we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and
4.	A return envelope addressed to Computershare Trust Company, N.A. (the “Depositary”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on October 6, 2017, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2017 (the “Merger Agreement”), by and among Parent, Purchaser and MaxPoint. The Merger Agreement provides that Purchaser will be merged with and into MaxPoint (the “Merger”), with MaxPoint continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.

For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, including any required signature guarantees and any other documents required in the Letter of Transmittal, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of

Transmittal and confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, must be timely received by the Depositary, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Call Toll Free: (866) 296-5716